  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 15, 2021

Eldorado Gold Announces Results of Skouries Project Feasibility Study; After-Tax NPV of US$1.3 Billion and IRR of 19%

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) announces the completion of a Feasibility Study (“FS”) on the wholly-owned Skouries project, located in northern Greece. As previously announced, the Company will host a conference call, later today, on Wednesday, December 15, 2021, at 6:00 PM ET (3:00 PM PT). The call details are at the end of this news release. All financial figures are in U.S. dollars unless otherwise stated.

Feasibility Study Highlights1

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Robust Economics:
o
19% after-tax Internal Rate of Return (“IRR”) and $1.3 billion after-tax Net Present Value (“NPV”) (5%), based on long-term prices of $1,500 per ounce (“oz”) gold and $3.85 per pound copper.
o
IRR of 24% and NPV (5%) of $1.8 billion using approximate spot prices of $1,800 per oz gold and $4.25 per pound copper.
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2.9 million ounce Life of Mine (“LOM”) gold production
o
Average annual production of 140,000 oz of gold and 67 million pounds of copper (approximately 312,000 oz gold equivalent) over a 20-year mine life.
o
Average annual gold production of 182,000 oz in the first 5 years of production.
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Negative cash operating cost of $(368) per oz sold over the LOM.
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Negative All-In Sustaining Costs (“AISC”) of $(17) per oz sold over the LOM.
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Initial capital costs to complete the Skouries project of $845 million, an increase of 23% over the March 2018 Pre-Feasibility Study1 (“PFS”), primarily related to increased input prices, scope change related to water management and an enhanced execution plan.

(1)
PFS filed as a technical report in March 2018 titled “Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018.

“The completion of the Skouries FS is an important milestone for the Company. The results of the study reflect the robust economics of this world-class asset that will support our growth strategy,” said George Burns, Eldorado’s President and CEO. “Eldorado is looking forward to expanding our production profile at the Kassandra Mines and developing this region as a cornerstone for the Company.”

“The project has been significantly de-risked through the infrastructure built to date, the Amended Investment Agreement ratified by the Greek government in March 2021, and today, the Feasibility Study which reflects a more resilient project. Skouries remains a very attractive and executable project that will have a lasting, positive impact, and create additional economic and social value for our shareholders and all stakeholders.”

“Completion of the Skouries Feasibility Study is a critical milestone and will allow the company to advance financing alternatives for the project. Subject to financing and Board approval, target re-start of construction at Skouries is mid-2022. With timely completion of construction in two and a half years, Skouries would provide significant upside to our five-year production profile.”

Summary of Skouries Feasibility Study

Skouries Feasibility Summary
Metrics	Units	Results
Type of operation		Open Pit & Underground
Life of Mine	years	20
Total Ore Mined	Mt	147
Contained Gold Mined	Moz	3.6
Contained Copper Mined	Blbs	1.6
Strip Ratio	w:o	1.01
Throughput	Mtpa	8
Head Grade – gold	g/t Au	0.77
Head Grade – copper	%	0.50
Recoveries – gold	%	83
Recoveries – copper	%	90
Gold Production
Total Production, LOM	Moz	2.9
Annual Production, LOM	oz	140,000
Annual Production, first 5 years	oz	182,000
Copper Production
Total Production, LOM	Mlbs	1,411
Annual Production, LOM	Mlbs	67
Annual Production, first 5 years	Mlbs	76
Per Unit Costs, LOM
Total Mining Costs	$/t, processed	13
Processing	$/t, processed	11
G&A	$/t, processed	3
Total Operating Costs	$/t, processed	27
Per Ounce Costs, LOM
Cash Operating Costs	$/oz	(368)
AISC	$/oz	(17)
Capital Costs
Initial Phase 1 Capital	$M	845
Phase 2 Underground Capital	$M	172
Sustaining Capital	$M	850
NPV5%, after-tax	$B	1.3
After-tax IRR	%	19
Payback Period	years	<4
(1)
These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS Measures” below.
Note: Skouries 2021 Feasibility Study assumes a gold price of $1,500/oz, copper price of $3.85/lb, $US/Euro exchange rate of 1.13 for 2022, 1.15 for 2023, 1.18 for 2024, 1.2 thereafter

The technical report for the Skouries FS will be filed on SEDAR and EDGAR in accordance with the requirements under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

Skouries Project Overview

The Skouries project, is part of the Kassandra Mines Complex, and located within the Halkidiki Peninsula of Northern Greece. It is a gold-copper porphyry deposit designed to be mined using a combination of conventional open pit and underground mining techniques. The total life of mine is 20 years consisting of two phases. Phase 1 is a combined open pit and underground mine operating over approximately 9 years. Phase 2 consists of mining solely from the underground mine for a further 11 years. The mineral process facility will produce a gold-copper concentrate.

The Skouries asset was acquired through the acquisition of European Goldfields in 2012 when the project was in feasibility stage and construction commenced in 2013. Construction was halted and the project was placed on care and maintenance in November 2017. Negotiations for the Amended Investment Agreement between Eldorado and the Hellenic Republic commenced following a change in the government. The Amended Investment Agreement was signed on February 5, 2021, and ratified in March 2021.

Initial and Sustaining Capital

The Phase 1 capital cost to complete the Skouries project is estimated to be $845 million with the breakdown provided in the table below.

Phase 1 Capital Cost Estimate
Capital Cost Item	$M
Mine	191
Process plant and infrastructure	270
IWMF and Water Management	119
Total Direct Capital Costs	580
Indirect costs	47
EPCM (or other) costs	75
Owner’s costs	62
Contingency	81
Total Capital Cost - Phase 1	845

The Phase 1 capital cost estimate of $845 million is a 23% increase from the $689 million estimate in the PFS. The four key areas that account for the increase are as follows:

1.
Execution Model: The project execution approach has been updated to reflect an Engineering, Procurement and Construction Management (“EPCM”) delivery model with a Tier 1 partner for timely delivery of the project. An EPCM approach allows for a reduction in interfaces and allows the Company to focus on operational readiness, training, governance, and working with our stakeholders. It also includes an additional factor to account for cost escalation during the execution period. This increased capital cost by $53 million, or approximately 8%.

2.
Input Costs: The FS has been updated to reflect current commodity prices, including steel, copper, cement and labour, increasing the capital cost estimate by $51 million, or approximately 7%

.
3.
Scope Enhancement:
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Water Management: To increase mine resiliency for changes in return periods and intensity of precipitation events, Eldorado modified the design of the water management infrastructure. This includes a larger contact water management pond, an increase to the capacity of the water treatment plant, an increase in the number of water re-injection wells, and an updated spillway design. This will better position Skouries to handle major weather events throughout the mine life.
●
Underground deferral: A portion of the underground mine was deferred to reduce risk in execution and operational readiness. Execution risk is reduced by focusing on the critical areas to achieve first gold. Operational readiness risk is reduced by focusing efforts on commissioning and training to commence operations. The underground activity is confined to a test stoping program and core infrastructure. This will allow project delivery to focus on the open pit and then transition to the underground, significantly reducing parallel activities.
●
These scope enhancements, all of which have been incorporated, increased the capital cost estimate by $33 million, or approximately 5%.

4.
Foreign Exchange: In the four years since the PFS was published, strengthening of the Euro to the US dollar has increased the capital cost estimate increased by $19 million, or approximately 3%.

In addition to the Phase 1 capital costs of $845 million, future capital requirements, include $172 million relating to Phase 2 underground material handling systems, to be spent between years 4-10 of the operation. Additional sustaining capital is estimated to be $850 million over the LOM, or $43 million on average per year.

De-risking the Skouries Project

The project has been de-risked several ways. In addition to the execution and ratification of the Amended Investment Agreement with the Greek state and the completion of the Skouries FS, there is also prior completion of infrastructure and construction at the project site. Prior to entering care & maintenance in 2017, construction at the Skouries project was approximately 50% complete. Completed works include a major mill mechanical equipment set, stripping of the open pit, large amounts of civil works and tagged items being managed with a vendor-approved preservation plan. The project has also successfully removed and relocated archeological antiquities from ancient mining activities on the Skouries site.

Skouries Project Cash Flows

A table providing the deterministic life of mine average production and cash flow forecast is included at the end of the news release.

Project Sensitivities

At base case prices and a 5% discount rate, the after-tax NPV and IRR are most sensitive to metal prices and least sensitive to capital costs. Changes to gold and copper prices have a similar impact on the project’s financial outcomes.

Sensitivity Table – Gold and Copper Price
Gold Price ($/oz)	Copper Price ($/lb)	After-Tax NPV ($B)	After-Tax IRR (%)
$1,300	$3.25	0.7	13
$1,500 (base case)	$3.85	1.3	19
$1,800 (spot)	$4.25	1.8	24

Below is a table summarizing key value driver sensitivities of capital expenditures (“Capex”) and operational expenditures (“Opex”).

Sensitivity Table – Capex
Capital Cost	After-Tax NPV ($B)	After-Tax IRR (%)
-15%	1.4	23
$845 M (base case)	1.3	19
+15%	1.1	16
Sensitivity Table – Opex
Operating Cost $/t	After-Tax NPV ($B)	After-Tax IRR (%)
-15%	1.5	21
27.0 (base case)	1.3	19
+15%	1.0	17

Reserves and Resources Description

The Skouries project is a gold-copper porphyry deposit with mineralization in stockwork veins, veinlets and disseminated styles. The deposit has been drilled to a depth of 920 meters from surface and the ore body is open at depth. In addition to the knowledge obtained from our existing operations in the Kassandra complex, the extensive detailed drilling of the deposit and associated testwork provides high confidence in the quality and composition of the ore body.

Skouries Mineral Reserves and Resources, as of September 30, 2021
Category	Resource (t x 1000)	Grade Au (g/t)	Grade Cu (g/t)	Contained Au (oz x 1000)	Contained Cu (t x 1000)
Total Reserves
Proven	73,101	0.87	0.52	2,053	381
Probable	74,015	0.66	0.48	1,576	359
Proven and Probable	147,116	0.77	0.50	3,630	740
Total Resources
Measured	90,714	0.85	0.51	2,479	466
Indicated	149,260	0.53	0.44	2,551	652
Measured and Indicated	239,974	0.65	0.47	5,030	1,118
Inferred	67,657	0.37	0.40	814	267
Notes on Mineral Resources and Reserves:
1.
Mineral resources and mineral reserves are as of September 30, 2021
2.
The mineral resources and mineral reserves were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference into NI 43-101.
3.
Mineral reserves are included in the mineral resources.
4.
The mineral resources and mineral reserves are disclosed on a total project basis.
5.
Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction: The mineral resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Underground resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. The Skouries project, with both open pit and underground resources have the open pit resources constrained by the permit and underground resources constrained by a reporting shape.
6.
Long-term metal price assumptions: Gold price: $1,300/oz, silver price: $17.00/oz, copper price: $2.75/lb, lead price: $2,000/t, zinc price: $2,300/t.
7.
Reserve cut-off grades at Skouries: $10.60/t NSR (open pit), $33.33/t NSR (underground). Resource cut-off grades at Skouries: 0.30 g/t Au equivalent grade (open pit), 0.70 g/t Au equivalent grade (underground).
8.
Qualified Persons: John Battista, MAusIMM., of Mining Plus is responsible for Skouries (open pit) mineral reserves; Colm Keogh, P.Eng., Manager, Operations Support for the Company, is responsible for Skouries (underground) mineral reserves; Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation for the Company, is responsible for the Skouries mineral resources.

Project Scope

The project scope comprises an open pit and underground mining operation, a processing facility, utilities, water management, and tailings facility.

Mining Operations: Open pit mining will be done by conventional truck-shovel operation. The mining sequence will consist of drilling, blasting, loading and hauling of ore and waste materials for processing and waste disposal. Direct feed ore from the open pit will be hauled to the Skouries processing plant by the fleet of 90t trucks. During Phase 1, approximately 8 million tonnes of low-grade ore will be hauled to the low-grade ore stockpile where it is planned to be processed during Phase 2 of the project.

Underground ore will be recovered by conventional sublevel open stoping with paste tailings backfill. Underground ore production during pit operations will attain 2.5 million tonnes per annum (Phase 1) and will subsequently be expanded to 6.5 million tonnes per annum following pit depletion. Phase 2 will introduce an automated material handling system to include underground crushing and shaft hoisting necessary to achieve the higher volume.

Processing: The Skouries process plant flowsheet consists of a primary crusher, SAG mill, pebble crusher and ball mill to achieve a primary grind size of 120 microns. The feed will be run through a rougher and scavenger flotation circuit where the flotation product will produce concentrate with a grade of approximately 30 g/t gold and 26% copper. Overall recoveries are expected to be 83% gold and 90% copper.

Tailings: Skouries will use dry stack tailings impoundment, the most sustainable method used to store filtered tailings. Dry stack tailings reduce the risk of a tailings dam failure and requires a significantly reduced footprint. This method enables maximum recovery of process water for reuse.

Water Management: The Skouries Water Management Plan is compliant with Greek and EU legislation and is based on current view environmental modeling, with higher storm intensity and higher return event frequency than prior versions. The water management system will include a large contact pond, a high-capacity water treatment plant and enhanced water re-injection well capacities.

Permitting: Approval was granted in April 2021 by the Greek Ministry of Energy and Environment for a modification to the Kassandra Mines Environmental Impact Assessment (“EIA”) to allow for the use of dry stack tailings disposal at the Skouries project. A copy of the news release can be accessed at the following link. The Company plans to submit a modification to the Kassandra Mines EIA by the end of 2021 that will cover the expansion of the Olympias processing facility and the Stratoni port modernization. Approval of this modification is expected in 2022.

Emissions: The Skouries operating scope considers underground mine electrification to the fullest extent practical and full project deployment of technology to improve efficiency and decrease energy intensity. Eldorado will continue with energy and greenhouse gas studies to demonstrate alignment with the Greek State and the European Union in their efforts to continue to reduce the carbon intensity of the Greek electrical grid.

Social Inclusion and Local Empowerment

The Skouries project will have a significant positive impact on the local economy. The operational readiness and training plans included in the Skouries FS will ensure local hiring preference. Over the life of the Kassandra Mines, $80 million will be committed to Corporate Social Responsibility programs, including community, cultural, social, environmental and charitable purposes. In addition, Eldorado will provide re-skilling and upskilling training for employees regularly through the development of an innovative Technical Training Center.

Skouries Feasibility Study Conference Call Details

Eldorado will host a conference call to discuss the Skouries FS later today, on Wednesday, December 15, 2021, at 6:00 PM ET (3:00 PM PT).

The call will be webcast and can be accessed at Eldorado Gold's website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold20211215.html

Conference Call Details	Replay (available until January 19, 2022)
Date: December 15, 2021	Vancouver: +1 604 638 9010
Time: 6:00 PM ET (3:00 PM PT)	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 8125
Toll free 1 800 319 4610

Skouries Project Cash Flows

(1) EUR/USD exchange rate of 1.13 in 2022, 1.15 in 2023, 1.18 in 2024, and 1.20 thereafter.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Qualified Person

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM, Vice President, Technical Services for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

The relevant qualified persons have verified the data disclosed including sampling, analytical and test data underlying the information contained in this news release. This included an appropriate Quality Control sampling program of reference standards, blanks and duplicates to monitor the integrity of all assay results.

Non-IFRS Measures

Certain non-IFRS measures, including cash costs, all-in sustaining cost ("AISC"), and earnings before interest, taxes, depreciation and amortization ("EBITDA"), sustaining capital, non-IFRS ratios, including EBITDA margin, are included in this press release. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. Please see the September 30, 2021 MD&A for explanations and discussion of these non-IFRS measures. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cash Costs

Cash operating costs and cash operating costs per ounce sold are non-IFRS financial measures and ratios. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

AISC

AISC and AISC per ounce sold are non-IFRS financial measures and ratios. These financial measures and ratios are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded. AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.

EBITDA and EBITDA Margin

EBITDA from continuing operations and Adjusted EBITDA from continuing operations are non-IFRS financial measures. EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, share based payments, losses or gains on disposals of assets, executive severance costs, mine standby costs relating to the COVID-19 pandemic and other non-cash or non-recurring expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Sustaining Capital

Sustaining capital and growth capital are non-IFRS financial measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.616 2296 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company's ability to successfully advance the Skouries project and achieve the results provided for in the FS; the results of the FS, including the forecasts for the economics, life of mine, required capital, costs, and cash flow at the Skouries project; expected production, including grade; forecasted NPV, IRR, EBITDA, and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; expectations on mining operations; requirements for permitting; expectations on emissions; the social impact and benefits of the Skouries project, including in the local communities; estimates of Mineral Resources and Reserves, including all underlying assumptions, and the conversion of Mineral Resources to Mineral Reserves; the filing of a technical report reflecting the results of the FS; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about our ability to execute our plans relating to the Skouries project as set out in the FS, including the timing thereof; ability to obtain all required approvals and permits; the assumptions provided for in the FS will be accurate, including cost estimates; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: ability to execute on plans relating to the Skouries project, including the timing thereof, ability to achieve the social impact and benefits contemplated; risk relating to permitting and obtaining the required approvals, changes in exchange rates, input costs, development costs and gold prices; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form and Annual Report on Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the United States.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Technical disclosure regarding the Company’s properties included herein (the “Technical Disclosure”) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-10. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information contained herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.